UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)*

Sino Agro Food, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
829355205
(CUSIP #)
Garrett R. D’Alessandro 44 Fairmount Rd West Califon, NJ 07830 908 832 7790
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 16, 2017
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
          The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Garrett R. D’Alessandro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIA-LLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,141,831 shares of Common Stock
	6	SHARED VOTING POWER
0 shares of Common Stock
	7	SOLE DISPOSITIVE POWER
5,141,831 shares of Common Stock
	8	SHARED DISPOSITIVE POWER
0 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,141,831 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	(a)	Name of Issuer:

Sino Agro Food, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Room 3801, Block A, China Shine Plaza
No. 9 Lin He Xi Road
Tianhe District, Guangzhou City, P.R.C. 510610

Item 2.	(a)	Name of Person Filing:

Garrett R. D’Alessandro

(b)            Address of Principal Business Office or, if none, Residence:

44 Fairmount Rd West, Califon NJ 07830

(c)            Citizenship:

United States of America

(d)            Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

(e)            CUSIP Number:

829355205

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the Person Filing is:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a) (6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a) (19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

Not applicable.

Item 4.	Ownership.

The following sets forth in tabular format the share ownership as to the Reporting Person as of December 31, 2017:

(a)            Amount beneficially owned:

5,141,831 shares of Common Stock

(b)            Percent of class:

17.1%

(c)            Number of shares as to which the person has:

(i)              Sole power to vote or to direct the vote:

5,141,831 shares of Common Stock

(ii)              Shared power to vote or to direct the vote:

0 shares of Common Stock

(iii)              Sole power to dispose or to direct the disposition of:

5,141,831 shares of Common Stock

(iv)              Shared power to dispose or to direct the disposition of:

0 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

[The remainder of this page intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 2, 2018

/S/ Garrett R. D’Alessandro
Garrett R. D’Alessandro